Exhibit 99.1

Mountain Province Diamonds Provides Update on Loan Facility and Extension of Lenders' Waiver

Shares Issued and Outstanding: 160,236,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Aug. 29, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) announces that it has made good progress with the participants in its loan facility on certain modifications to the facility, and has received an extension of the waiver for the funding of the remaining reserve accounts until November 30, 2017.  Highlights of the modifications that have been agreed to between the Company and its lenders include (all amounts in US dollars):

•	The Company will fund the Cash Call Reserve Account with a balance of at least $25 million by September 15, 2017.
•	Recognizing the sufficiency of current cash flow generation, the Company and its lenders have agreed to limit the utilization of the facility to the current outstanding principal balance of $357 million rather than the maximum facility amount of $370 million, other than with the consent of the lenders.
•	Having made the June quarterly interest payment from cash flows rather than drawing from the facility, the Company will also do the same with the upcoming September 2017 interest payment.
•	As a condition of the waiver, an updated financial model and life of mine plan are to be delivered by November 30, 2017.

Mountain Province Interim President and CEO David Whittle commented: "We are encouraged by the positive progress made to date with our lending group, who have been supportive of the Company and the Gahcho Kué Mine throughout this process.  Mine operations are performing well and are delivering solid positive cash flows, factors which are obviously helpful in the efforts to modify the loan facility.  Working with our joint venture partner, we are advancing well on the finalization and approval of the life of mine plan optimization, which is a key factor in the loan facility modification process."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12-year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the current mine plan.

Forward-Looking Statements
Cautionary Statement:  This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance.  Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments.  The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements.  Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements.  Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control.  Further, Mountain Province may make changes to its business plans that could affect its results.  Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/29/c5144.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 29-AUG-17